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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 _____________
                               AMENDMENT NO. 2
                              (FINAL AMENDMENT)
                                      to
                                SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                      and
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                                  GO2NET, INC.
                           (Name of Subject Company)

                          VULCAN VENTURES INCORPORATED
                                 PAUL G. ALLEN
                                   (Bidders)
                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of class of securities)
                                  383586 10 7
                     (CUSIP number of class of securities)

                                WILLIAM D. SAVOY
                          Vulcan Ventures Incorporated
                        110-110th Avenue N.E., Suite 550
                          Bellevue, Washington  98004
                                 (206) 453-1960
          (Name, address and telephone number of person authorized to receive notices and communications on behalf of bidder)

                                WITH A COPY TO:

                              Alvin G. Segel, Esq.
                              Irell & Manella LLP
                      1800 Avenue Of The Stars, Suite 900
                         Los Angeles, California  90067
                                 (310) 277-1010

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         CUSIP NO.  383586 10 7                   14D-1      Page   of   Pages
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1.   NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vulcan Ventures Incorporated
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     [ ] (a)
     [ ] (b)
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3.   SEC USE ONLY
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4.   SOURCES OF FUNDS (SEE INSTRUCTIONS)

            AF, WC, BK

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5.   [ ] CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(e) or 2(f)

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            Washington

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7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,553,762 Shares (See Introduction and Section 11 of the Offer to Purchase dated March 19, 1999 filed as Exhibit (a)(1) to the Schedule 14D-1 filed on March 19, 1999)*

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8.   [ ]  CHECK IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES*

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9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7

            16.6%*
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10.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            CO

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         CUSIP NO.  383586 10 7                   14D-1      Page   of   Pages
---------------------------------------------                    ---  ---
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1.   NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Paul G. Allen
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     [ ] (a)
     [ ] (b)
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3.   SEC USE ONLY
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4.   SOURCES OF FUNDS (SEE INSTRUCTIONS)

            PF, BK

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5.   [ ] CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(e) or 2(f)

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

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7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,553,762 Shares (See Introduction and Section 11 of the Offer to Purchase dated March 19, 1999 filed as Exhibit (a)(1) to the Schedule 14D-1 filed on March 19, 1999)*

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8.   [ ]  CHECK IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES*

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9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7

            16.6%*
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10.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN

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 *  Prior to the execution of the agreement described below, Vulcan Ventures
    Incorporated (the "Purchaser") and Mr. Paul G. Allen beneficially owned 20,000 shares of the common stock, $.01 par value per share (the "Common Stock"), of Go2Net, Inc.. (the "Company"), which represented less than one percent (1%) of the outstanding shares of Common Stock. On March 15, 1999, the Purchaser and the Company entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") pursuant to which the Purchaser purchased 167,507 newly issued shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock") for $1,000 per share (the "First Issuance Preferred Shares") and agreed to commence an offer to purchase up to 3,596,688 shares of Common Stock for $90.00 per share from the Company's stockholders (the "Offer"). The Purchaser has also agreed to purchase 132,493 additional shares of Series A Preferred Stock (the "Second Issuance Preferred Shares" and together with the First Issuance Preferred Shares, the "New Issue Preferred Shares") for $1,000 per share. Upon consummation of the transactions contemplated by the Stock Purchase Agreement, including the Offer (which has expired without any shares of Common Stock being validly tendered and not withdrawn) and the purchase of shares of Common Stock from the Company's directors, including three directors who are also executive officers, the Purchaser and Mr. Allen will beneficially own approximately 34.2% of the total number of shares of the Company's Common Stock then outstanding (assuming conversion into Common Stock of the New Issue Preferred Shares, and assuming that no other shares of Common Stock are issued). The Stock Purchase Agreement is more fully described in Section 14 of the Offer to Purchase, which was filed as Exhibit (a)(1) to the Schedule 14D-1 .

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     This Statement, which is being filed by Vulcan Ventures Incorporated, a
Washington corporation ("Purchaser"), and Paul G. Allen, the Chairman, President and sole shareholder of Purchaser ("Mr. Allen"), constitutes Amendment No. 2 (Final Amendment) to the Tender Offer Statement on Schedule 14D-1 and Schedule 13D ("Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") on March 19, 1999, with respect to Purchaser's offer to purchase up to 3,596,688 shares of the outstanding Common Stock, par value $.01 per share (the "Common Stock"), of Go2Net, Inc., a Delaware corporation (the "Company") (shares of Common Stock being referred to as the "Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 19, 1999 and in the related Letter of Transmittal, at the purchase price of $90.00 per Share, net to the tendering stockholder in cash. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

     Unless otherwise indicated herein, each capitalized term used and not defined herein shall have the meaning ascribed to such term in the Schedule 14D-1.

ITEM 6.  ADDITIONAL INFORMATION.

     Item 6 is hereby amended and supplemented by addition of the following information thereto:

     The Offer expired at 12:00 midnight, New York City time, on Thursday, April 15, 1999. Based on information provided by the Depositary, no Shares were validly tendered and not withdrawn prior to the expiration of the Offer.


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct and agree that this statement may be filed collectively with Paul G. Allen.

Dated: April 16, 1999

                                     VULCAN VENTURES INCORPORATED


                                     By:  /s/ William D. Savoy
                                        -------------------------
                                        Name: William D. Savoy
                                        Title:  Vice President

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct and agree that this statement may be filed collectively with Vulcan Ventures Incorporated.

Dated: April 16, 1999

                                     /s/ Paul G. Allen
                                     -----------------------------
                                     Paul G. Allen

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